NEW YORK LONDON SINGAPORE PHILADELPHIA CHICAGO WASHINGTON, DC SAN FRANCISCO SILICON VALLEY SAN DIEGO LOS ANGELES BOSTON HOUSTON DALLAS FORT WORTH AUSTIN	FIRM and AFFILIATE OFFICES ANDY TUCKER PARTNER DIRECT DIAL: +1 202 776 5248 PERSONAL FAX: +1 202 330 5313 E-MAIL: ATucker@duanemorris.com www.duanemorris.com	HANOI HO CHI MINH CITY SHANGHAI ATLANTA BALTIMORE WILMINGTON MIAMI BOCA RATON PITTSBURGH NORTH JERSEY LAS VEGAS SOUTH JERSEY SYDNEY MYANMAR ALLIANCES IN MEXICO

February 12, 2026

Ms. Tara Harkins

Mr. Kevin Vaughn

Mr. Tyler Howes

Mr. Chris Edwards

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549-3628

Re:	Veraxa Biotech Holding AG

Registration Statement on Form F-4

Amendment No. 4 to Registration Statement on Form F-4

Filed February 3, 2026

File No. 333-289108

Ladies and Gentleman:

On behalf of our client, Veraxa Biotech Holding AG, a company limited by shares organized under the Laws of Switzerland (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 11, 2026 (the “Comment Letter”) on the Company’s Amendment No. 4 to the Registration Statement on Form F-4 filed on February 3, 2026 (the “Registration Statement”) relating to the proposed business combination involving the Company and Voyager Acquisition Corp., a Cayman Islands exempted company (the “SPAC”).

Duane Morris LLP
901 New York Avenue NW, Suite 700 East Washington, D.C. 20001-479	Phone: +1 202 776 7800 Fax: +1 202 776 7801

February 12, 2026 Page 2

Concurrently with the submission of this letter, the Company is filing Amendment No. 5 to its registration statement on Form F-4 (the “Amended Registration Statement”) and certain exhibits via EDGAR with the Commission.

For ease of reference, the headings and numbers of the Company’s responses set forth below correspond to the headings and numbers in the Comment Letter, and we have set forth below the text of the Staff’s comment prior to each of the Company’s responses in the same order as presented in the Comment Letter.

Amendment 4 to Form F-4 filed on February 3, 2026

Risk Factors, page 79

1.

We note your disclosure relating to the High Trail Financing Agreement and the Lincoln Park Financing Agreement. Please include risk factor disclosure relating to the fact that the notes are secured by all of your assets and the potential dilution that may result from the equity purchase facility.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosures on pages 58 and 152 of the Registration Statement in response to the Staff’s comment.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please direct any such requests or questions to Andy M. Tucker of Duane Morris LLP at (202) 776-5248 or ATucker@duanemorris.com.

Sincerely,

/s/ Christoph Antz
Christoph Antz

cc:

Andrew Tucker, Esq.

Michael J. Blankenship, Esq.